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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT
                                ----------------

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (NAME OF ISSUER)


                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (NAME OF PERSON(S) FILING STATEMENT)


                       LIMITED LIABILITY COMPANY INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                             DAVID A. ROZENSON, ESQ.
                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                         C/O BANK OF AMERICA CORPORATION
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                            TELEPHONE: (617) 772-3333
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                 WITH A COPY TO:
                               JOHN M. LODER, ESQ.
                                ROPES & GRAY LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                            TELEPHONE: (617) 951-7000

                                 MARCH 23, 2005
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


                            CALCULATION OF FILING FEE

Transaction Valuation:  $14,000,000 (a)      Amount of Filing Fee: $1,647.80 (b)


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b)  Calculated at $117.70 per $1,000,000 of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount Previously Paid:  $1,647.80
     Form or Registration No.: Schedule TO-I, Registration No. 005-79366, Filing
     Party: BACAP ALTERNATIVE MULTI-STRATEGY FUND,  LLC, Date Filed:  March  23,
     2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]
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

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed March 23, 2005 by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") in connection with an offer by the Fund to purchase up to $14,000,000 of interests in the Fund ("Interests") on the terms and subject to the conditions set forth in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on March 23, 2005.

This is the final amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

        1. The Offer expired at 12:00 midnight, Eastern Time, on April 22, 2005.

        2. The Valuation Date of the Interests tendered pursuant to the Offer was June 30, 2005.

        3. $3,816,774 in Interests were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Interests were accepted for purchase by the Fund in accordance with the terms of the Offer.

        4. Payment of the purchase price for the Interests was paid on August 15, 2005 in cash to the Members tendering a portion of their Interests. Such Members received 100% of the unaudited net asset value of the Interests tendered and accepted for purchase by the Fund. Those Members tendering all of their Interests also received payment on August 15, 2005 in cash equal to 95% of the unaudited net asset value of the Interest tendered, and in the form of a promissory note for the remainder, subject to the other terms and conditions listed in the Offer. The promissory note is payable in cash promptly after the completion of the Fund's audit for the year ending March 31, 2006.

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          BACAP ALTERNATIVE MULTI-STRATEGY
                                          FUND, LLC

                                          By:      /s/ LAWRENCE R. MORGENTHAL
                                               -------------------------------
                                          Name:    Lawrence R. Morgenthal
                                          Title:   President

Dated:  August 15, 2005

                                      -3-